DYNAGAS LNG PARTNERS LP
Poseidonos Avenue and Foivis 2 Street
166 74 Glyfada, Athens, Greece
+30 210 891 7960

VIA EDGAR

November 8, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Purcell Daniel Morris

Re:	Dynagas LNG Partners LP Registration Statement on Form F-3 File No. 333-281195

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission on August 1, 2024, as thereafter amended, be accelerated so that it will be made effective at 4:00 P.M. Eastern Time on November 13, 2024, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Filana R. Silberberg, Esq. at (212) 922-2225 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,
DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name:	Michael Gregos
Title:	Chief Financial Officer